UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1

CONTAX PARTICIPAÇÕES S/A
Company Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Company Registry ID (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 7, 2007

I. DATE, TIME AND VENUE:: On November 7, 2007, at 10:00 am, at Contax Participações S/A headquarters, located at Rua do Passeio, 48 a 56, parte, Centro, in the City and State of Rio de Janeiro. II. ATTENDANCE: Members representing the totality of the Board Members appointed for the current fiscal year, and the attendance of guest Mr. Joilson Rodrigues Ferreira was also recorded. III. CALL NOTICE: The call notice was individually sent to the members of the Board. IV.DESK: Chairman: Mr. Otávio Marques de Azevedo and, Secretary, Mrs. Luciene Sherique. V. AGENDA: Change in the Board of Directors Composition. VI. RESOLUTIONS: Item 1: (a) The board members registered the resignation request made by the Board of Directors’ Chairman, Mr. Ronaldo Iabrudi dos Santos Pereira, dated October 31, 2007, and his alternate, Mr. JULIO CESAR PINTO, is automatically designated to the position of sitting member with term of office up to the Annual General Meeting to be held in 2009, pursuant to article 15 of the Company’s Bylaws. The Board Members complimented the performance and thanked the dedication of the Chairman resigning, Mr. Ronaldo Iabrudi dos Santos Pereira, which has been shown during the entire period when he occupied the position. Subsequently, the Joint Committee resolved on the designation, with term of office up to the Extraordinary General Meeting to be held in 2009 and pursuant to article 150 of Law no. 6,404/76, as alternate of Board Member Julio Cesar Pinto, Mr. FRANCIS JAMES LEAHY MEANEY, Irish, single, administrator, Passport no. R016685, Identity Card RNE V218988-N, Individual Taxpayer’s Registry (CPF) no. 054.404.117 -80, whose office is located at Rua do Passeio, 48 ao 56, Parte, Centro, Rio de Janeiro, RJ. (b) In view of the resignation request made by the Chairman, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. OTÁVIO MARQUES DE AZEVEDO was elected by the attending members to occupy the position of Board of Directors’ Chairman. (c) The board members recorded the resignation request made by the sitting member of the Board of Directors, Mr. Luiz Eduardo Falco Pires Corrêa, dated October 31, 2007, and his alternate, Mr. JOSÉ LUIS MAGALHÃES SALAZAR, is automatically designated to the position of sitting member of the Board of Directors, with term of office up to the Extraordinary General Meeting to be held in 2009, pursuant to article 15 of the Company’s Bylaws. Subsequently, the Joint Committee resolved on the designation, complementing the term of office up to the Extraordinary General Meeting to be held in 2009 and pursuant to article 15 of Law no. 6,404/76, as alternate of Board Member José Luis Magalhães Salazar, Mr. MICHEL NEVES SARKIS, Brazilian, married, engineer, Identity Card no. 696.198 -SSP/ES, Individual Taxpayer’s Registry (CPF) no. 950.392.367 -00, whose office is located at Rua do Passeio, 48 ao 56, Parte, Centro, Rio de Janeiro, RJ. (d) The board members recorded the resignation request made by the alternate member of the Board of Directors, Mr. Celso Fernandez Quintella, dated October 31, 2007, and designated, complementing the term of office up to the Extraordinary General Meeting to be held in 2009, pursuant to article 150 of Law no. 6,404/76, as alternate of Board Member Otávio Marques de Azevedo, Mr. FLAVIO EDUARDO SZNAJDER, Brazilian, married, engineer, Identity Card no. 08.561.503 -7 issued by IFP/RJ, Individual Taxpayer’s Registry (CPF/MF) no. 016.724.717 -45, whose office is located at Rua Dr. Geraldo Campos Moreira, 375, 9.º andar, Brooklin Novo, São Paulo, SP. (e) The board members registered the resignation request made by the alternate member of the Board of Directors, Mr. Marcelo Cunha Ribeiro, dated October 19, 2007 and designated, with term of office up to the Extraordinary General Meeting to be held in 2009, pursuant to article 150 of Law no. 6,404/76, as alternate of Board Member Fabio Schvartsman, Mr. RUBENS MÁRIO MARQUES DE FREITAS, Brazilian, married, engineer, holder of identity card no. 8574211 issued by SSP/MG, Individual Taxpayer’s Registry (CPF) no. 026.718.456 -50, whose office is located at Av. Brigadeiro Faria Lima, 3900, 7º andar, São Paulo, SP. The new Board Members declared not to be involved with any of the crimes which could prevent them from exercising their function and presented the declaration provided for in paragraph 4 of article 147 of Law no. 6,404/76. VII. CLOSING: The members of the Board of Directors attended the meeting and have duly signed below: Rio de Janeiro, November 7, 2007. (s.s.) Otávio Marques de Azevedo (President); Sergio Bernstein; Fabio Schvartsman; Julio Cesar Pinto; Eduardo Klingelhoefer de Sá; Michel Neves Sarkis (alternate member); José Luis Prola Salinas; Sérgio Mamede Rosa do Nascimento. This document is a free translation from the original minutes in Portuguese.

Luciene Sherique
Secretária

REUNIÃO EXTRAORDINARIA DO CONSELHO DE ADMINISTRAÇÃO DA CONTAX PARTICIPAÇÕES S.A.
7 de novembro de 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.